Exhibit 99.1

Check-Cap Announces Participation at the 20TH Annual Rodman &
Renshaw Global Investment Conference

ISFIYA, Israel, August 29, 2018 -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK) (NASDAQ: CHEKW) (NASDAQ: CHEKZ), a clinical stage medical diagnostics company engaged in the development of C-Scan®, an ingestible capsule-based device for preparation-free colorectal cancer screening, today announced it will be featured as a presenting company at the 20th Annual Rodman & Renshaw Global Investment Conference, sponsored by H.C. Wainwright & Co., LLC.  The conference is being held on September 4-6, 2018 at the St. Regis New York Hotel in New York City.

Alex Ovadia, Chief Executive Officer of Check-Cap, will provide an overview of the Company's business during the live presentation and will be available to participate in one-on-one meetings with investors who are registered to attend the conference.

If you are an institutional investor, and would like to attend the Company’s presentation, please click on the following link (www.rodmanevents.com ) to register for the conference.  Once your registration is confirmed, you will be prompted to log into the conference website to request a one-on-one meeting with the Company.

Event:  Check-Cap Presentation

Date:  Wednesday, September 5, 2018

Time:  3:00 p.m. EDT

Location:  Library, 2nd Floor; St. Regis New York Hotel

To access a live webcast of this presentation, please visit http://ir.check-cap.com/events-and-presentations. A replay will be available for 90 days following the presentation.

About Check-Cap

Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, an ingestible capsule-based device for preparation-free colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for its fiscal year ended December 31, 2017 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts

Vivian Cervantes
PCG Advisory
+1-646-863-6274
vivian@pcgadvisory.com

Meirav Gomeh-Bauer
+972-54-4764979
Meirav@bauerg.com